April 21, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Stacie Gorman
Pam Howell

Re:	TMT Acquisition Corp
Amendment No. 4 to Registration Statement on Form S-1
Filed March 30, 2022
File No. 333-259879

Dear Ms. Gorman:

On behalf of TMT Acquisition Corp, a Cayman Islands company (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 to Registration Statement on Form S-1 (the “Amended S-1”) in response to the comments of the staff (the “Staff”), dated April 11, 2022, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on March 30, 2022.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 4 to Registration Statement on Form S-1

General

1.	We note the disclosure that you will not undertake your initial business combination “with a target business with its principal business operations in China (including Hong Kong and Macau).” Please revise to reflect, if true, that you will not enter into an initial business combination with a target business located in or with its principal business operations in China (including Hong Kong and Macau).

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amended S-1 to reflect that the Company will not enter into an initial business combination with a target business located in or with its principal business operations in China (including Hong Kong and Macau).

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

April 21, 2022

Enforcement of Civil Liabilities, page 129

2.	Please revise this section to clearly identify those officers and directors who are located outside of the United States, and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. In addition, please revise the risk factor on page 62 to clearly disclose those officers and directors that are located outside of the United States and further expand upon the risks of enforcing civil liability against officers and directors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Amended S-1 to identify that Mr. Linan Gong, our Executive Director and Chairman, is a PRC citizen and resident, Dr. Jichuan Yang, our Chief Financial Officer, is a United States citizen but currently resides in China for business purposes, and Dr. Kenan Gong, our director nominee, is a PRC citizen and resident, and to address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. In addition, the Company has revised the risk factor on page 62 to disclose such officers and directors located outside of the United States and further expand upon the risks of enforcing civil liability against officers and directors.

We thank the Staff for its review of the foregoing and believe the Amended S-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

By:	/s/ Liang Shih
Liang Shih

cc:	Dajiang Guo
Chief Executive Officer
TMT Acquisition Corp

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com